
Mail Stop 3720

January 19, 2007

Jacquelyn J. Orr
General Counsel & Vice President
Citadel Broadcasting Corporation
City Center West, Suite 400
7201 West Lake Mead Blvd.
Las Vegas, Nevada 89128

> **Re:** **Citadel Broadcasting Corporation**
> **Registration Statement on Form S-4**
> **Filed December 21, 2006**
> **File No. 333-139577**

Dear Ms. Orr:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note that ABC Radio Holdings has not submitted any filings regarding the ABC Radio Holdings securities Walt Disney's stockholders will receive in the spin-off. Please have counsel for ABC Radio Holdings tell us in a response letter whether ABC Radio Holdings plans to file a Securities Act registration statement regarding Walt Disney's distribution of ABC Radio Holdings shares to Walt Disney stockholders. We add that it is not apparent that using your Form S-4 assists Walt Disney or ABC Radio Holdings in meeting the conditions for the safe harbor from Securities Act registration described in Staff Legal Bulletin No. 4 or

that Form S-4 can be used by ABC Radio Holdings to address its issuance of the spin-off shares. See Form S-4 General Instruction A. Please advise.

2.   We note your disclosure in note two to the registration fee table that you are registering the amount of Citadel common stock that "represents the maximum number of shares of common stock that Citadel will issue to holders of common stock of ABC Radio Holdings upon consummation of the merger based on a formula set forth in the merger agreement."   Disclose, on page nine and elsewhere in the prospectus where you mention the minimum number of shares Citadel may issue the ABC Radio Holdings stockholders in the merger, this maximum number of shares so that stockholder may realize the range.

Questions and Answers about the Transactions, page 1

3.   You currently repeat information in your questions and answers and summary sections. For purposes of eliminating redundancies and grouping like information together, please view your questions and answers and summary as one section. In addition, we suggest that you focus your questions on those that lend themselves to brief, factual, and/or yes or no answers and thereby reduce the length of the questions and answers. Please revise accordingly.

Summary, page 7

The Companies, page 7

4.   In your brief discussion of Citadel's business, please note the current financial condition, including revenues and net income or losses for the fiscal year ended December 31, 2005.   Include the same information regarding the ABC Radio business for the fiscal year ended September 30, 2006.

Conditions to the Consummation of the Merger, page 10

5.   Disclose here whether it is the Citadel board's intent to solicit stockholder approval of the merger if either party waives material conditions. We generally believe that recirculation is required when companies waive material conditions to a merger and such changes in the terms of the merger render the disclosure that they previously provided to shareholders materially misleading.

Opinions of Citadel's Financial Advisors, page 13

6.   Please state the amount of the fees JPMorgan and Merrill Lynch will receive. Disclose the portion of the fee payable to JPMorgan that is contingent upon completion of the merger.

Written Consents of the Principal Citadel Stockholders, page 14

7.   Identify the principal Citadel stockholders that have consented to the merger, the
        voting percentage of Citadel common stock they beneficially own, and their
        affiliation with the Citadel board of directors and role in negotiating the terms of
        the deal. Also quantify in dollar terms the benefits that the principal Citadel
        stockholders will receive as a result of their interests in the merger.

Summary of Unaudited Pro Forma Combined Condensed Financial Data, page 19

8.   Please present the net income (loss) per share and the weighted average common
        shares outstanding on a pro forma basis.

Comparative Historical and Pro Forma Per Share Data, pages 20 and 95

9.   Please present historical financial data and the pro forma equivalent per share data
        of ABC Radio Business or tell us why it is not necessary.

Risk Factors, page 22

Risks that Relate to the Separation and the Merger, page 22

10.   Tell us what consideration you have given to including a risk factor that discusses
        the risk associated with the degree of time that passed between the fairness
        opinions and the date that the Citadel board approved the current form of the
        merger. Also revise "Citadel's Reasons for the Merger" on page 112 to have the
        board address this fact as well as what consideration it gave to obtaining updated
        fairness opinions.

We expect that Citadel will incur significant costs related to the merger.…, page 25

11.   Disclose your expectation as to the minimum amount of the charge to earnings, to
        the extent possible, so that investors can assess the magnitude of the risk.

The combined company may not … take … existing net operating losses, page 25

12.   State the amount of the "valuable tax attributes" and the amount of the existing
        net operating losses.

Citadel will be affected by significant restrictions following the merger.…, page 27

13.   Briefly explain what you mean by "restructuring tainting act" and "distribution
        tainting act," and note the extent to which the tax sharing and indemnification
        agreement limits, or does not limit, the definitions of these terms.

Change of control provisions and other restrictions in contracts of Citadel…., page 29

14.   So that investors may assess the magnitude of the risk, state the amount of
        principal and interest you would have to pay if the convertible subordinated notes
        were to become due and payable in connection with the merger. Include the
        definition of a "fundamental change" in the fuller discussion of existing Citadel
        debt that begins on page 170. Also state the amount under the senior credit
        facility that would become due and payable if the facility is not refinanced prior to
        closing of the merger.

Other Risks that Relate to the Business of or Otherwise to Citadel…., page 32

15.   Tell us in your response letter what consideration you have given to a risk factor
        that discusses risks related to any part of the remaining Disney business
        competing with your business after the merger.

The combined company could experience delays in expanding…., page 35

16.   We note your disclosure in the third paragraph regarding the possibility of
        divestiture of up to eleven stations in seven markets. Tell us in your response
        letter whether the loss of any of these stations is material to your business and
        financial condition, and if so, provide more disclosure about the impact in this
        risk factor.

Information on Citadel, page 41

17.   To the extent you have not done so, include updated Citadel executive
        compensation disclosure that complies with recently amended Regulation S-K
        Item 402, as applicable.

Information on the ABC Radio Business, page 45

18.   We note that you include industry research for market data and other figures cited
        throughout the document, such as those provided by The Arbitron Ratings
        Company and BIA Financial Network. Please provide us with marked copies of
        any materials that support these and other third party statements, clearly cross-
        referencing a statement with the underlying factual support. Confirm for us that
        these documents are publicly available. To the extent that any of these reports
        have been prepared specifically for this filing, file a consent from the party.

<u>Unaudited Pro Forma Combined Condensed Financial Statements…ABC Radio, page 73</u>

<u>Notes to Unaudited Pro Forma Combined Condensed Financial Statements, page 78</u>

19.   Please see the second paragraph of Note (1) on page 78. We note that ABC Radio
        Business will incur debt between $1.1 billion and $1.35 billion. Please tell us
        why it is not appropriate to present pro forma financial statements giving effect to
        the range of possible results under Rule 11-02(b)(8) of Regulation S-X.

20.   Please see the fourth paragraph of Note (1) on page 78. Tell us the impact the
        refinancing of the initial term facility within four weeks will have on the pro
        forma financial statements.

21.   Please see Note (2) on page 79. Disclose the amounts of revenues and expenses
        for each of the disclosed agreements and present the adjustments gross on the pro
        forma financial statements. Also, clarify the last sentence under the heading,
        "Radio Disney Stations' Sales Representation Agreement," to include the non-
        refundable guarantee.

22.   Please see Note (7) on page 81. Please revise to provide the calculation made to
        determine the working capital adjustment.

<u>Unaudited Pro Forma Combined Condensed Financial Statements of Citadel</u>

23.   Please see the last paragraph on page 82. Revise to clarify that the pro forma
        condensed statements of operations assume that the merger occurred as of January
        1, 2005.

<u>Notes to Unaudited Pro Forma Combined Condensed Financial Statements, page 87</u>

24.   Please see Note (1) on page 87. We note that the special distribution is subject to
        an upward adjustment of up to approximately $204 million. Please tell us why it
        is not appropriate to present pro forma financial statements giving effect to the
        range of possible results under Rule 11-02(b)(8) of Regulation S-X.

25.   Please see Note (2) on page 87. Per pages 33 and F-14, we note that the ABC
        Radio Business has affiliation agreements and broadcast programming rights.
        Tell us why you have not assigned a preliminary fair value to these agreements
        and rights under paragraph 39 of SFAS 141.

26.   Please see Note (5) on page 88. Present a table showing the allocation of the
        purchase price to the assets and liabilities acquired. Also, tell us why the
        estimated per share value of your common stock to be issued in the acquisition
        was reduced by the amount of the special distribution.

27.   Please see Note (6) on page 88. Tell us why other assets are credited for the merger costs.

28.   Please see Note (8) on page 88. Tell us why the $15 million transaction fee and other costs are reflected as an increase in goodwill. We note adjustment (10) increases other assets, net by $35.5 million.

29.   Please see Notes (8), (9), (10) and (11) on page 89. Disclose and describe each amount reflected in the pro forma combined condensed financial statements.

General

30.   Consider expanding your discussion of what the combined, post-merger company will look like. Discuss the combined company's business strategy, priorities and growth plans and whether they are different from Citadel's or Disney's with respect to the ABC Radio Business.

31.   Describe how the combined company will address the ABC Radio Business' decreasing revenues. Explain from what source the combined company will pay for the assumed and new debt and employee benefit plan obligations, dividend policy and other contractual obligations. Detail any trends management considers meaningful for investors in understanding the combined company's financial and business prospects.

32.   Since your capital structure and long-term debt obligations will change significantly as a result of the pending transactions, please include a pro forma table of contractual obligations accounting for the debt to be incurred in connection with the pending transactions. Please note that debt presented should include your best estimate of interest expense payable for each year presented, and the calculation of this pro forma interest should be explained in a footnote to the table.

Determination of Number of Citadel Shares Outstanding, page 92

33.   Disclose the impact on net income (loss) and net income (loss) per share for the respective periods.

The Transactions, page 99

Transaction Consideration, page 99

34.   Elaborate as to how the parties arrived at the $1.1 billion to $1.35 billion amount in indebtedness that ABC Radio Holdings will incur prior to Disney's distribution

of the ABC Radio Holdings shares to Disney stockholders. Clarify whether this range/amount is related to the value of the assets that comprise the ABC Radio Business.

Determination of Number of ABC Radio Holdings Shares, page 101

35.   To assist investors in more easily understanding how the different formulas will work, consider including an example scenario for each formula determination described in this section.

Background of the Merger, page 104

36.   Provide further details regarding the other transaction proposals from third parties that Disney received where offers were made and prices discussed and why the discussions were dismissed. Your revisions should explain why the Disney board decided to pursue a transaction with Citadel rather than other third parties.

37.   Please expand your discussion of the parties' negotiation of key aspects of the proposed deal, including, but not limited to, the following:

- the exchange ratio and type of merger consideration;
- the structure of the transaction and the final percentage of outstanding Citadel common shares that the ABC Radio Holdings stockholders would own post-merger;
- the deal protection provisions;
- the allocation of assets between Disney and ABC Radio Holdings, including, among other things, how the parties ultimately determined to carve out the ESPN Radio stations from the deal;
- the amount of payouts to Disney in the spin-off; and
- the tax sharing agreement.

38.   Provide further details regarding each of Mr. Forstmann's discussions with Disney regarding "significant business and financial terms of a possible business combination," beginning with the discussion in early January 2006 briefly noted on page 108.

39.   Expand your discussion of the significant open issues the Citadel board considered at the January 30 and February 4, 2006 meetings. Briefly indicate how the parties ultimately resolved these issues.

40.   Indicate why, during the spring and summer months of 2006, Disney declined to pursue Citadel's interest in amending the transaction agreement after Citadel considered the ABC Radio Business' actual and projected results of operations for fiscal 2006.

41.   The Background section contains multiple references to presentations or analyses provided by Citadel's financial advisors relating to a potential transaction with Disney, beginning with JPMorgan's presentation on January 9, 2006 and JPMorgan's and Merrill Lynch's presentations on February 4, 2006, which included valuations and financial analyses. Advise us why each of these presentations does not constitute a "report, opinion or appraisal materially relating to the transaction" within the meaning of Item 4(b) of Form S-4. Alternatively, provide all of the disclosure about these presentations that is required by Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A. We may have further comment after reviewing your response.

Citadel's Reasons for the Merger, page 112

42.   Further discuss, in determining the merger is in the best interest of Citadel stockholders, how the board considered the impact of ABC Radio Holdings' recent financial performance and the combined company's additional debt load on the combined company's ability to advance its business goals after the merger. We note your disclosure in the second bulleted point on page 117 regarding "the expected leverage, business, operations and financial results of the ABC Radio Business and combined company after the transactions."

43.   We note your disclosure on page 138. Discuss whether and how the board considered the role of the principal Citadel stockholders and Mr. Forstmann in determining the progress and terms of the deal with Disney, including the special distribution.

Opinion and Analysis of JPMorgan as Citadel's Financial Advisor, page 118

Opinion and Analysis of Merrill Lynch as Citadel's Financial Advisor, page 128

44.   Provide us with any analyses, reports, presentations, or similar materials, including projections and forecasts, provided to or prepared by Citadel's financial advisors in connection with rendering their fairness opinions. We may have further comment upon receipt of these materials. Also provide us with copies of the engagement letters.

45.   Please note that disclosure of financial forecasts prepared by management may be required if the forecasts were provided to a third-party, including a merging party's financial advisor. Accordingly, please disclose all projections that Citadel

provided to Disney, ABC Radio Holdings and/or their respective financial advisors and the projections that Disney and ABC Radio Holdings gave to Citadel and/or Citadel's financial advisors, or advise us why they are not material. For example, please disclose all material ABC Radio Holdings projections that were provided to JPMorgan or Merrill Lynch.

46.   To aid the average investor in understanding the financial analyses summaries, revise each of them to explain in concise and understandable language what the financial advisors did and how the analyses and conclusions are relevant to stockholders and, specifically, to the consideration that Citadel is issuing in the merger. Also describe the purpose of each analysis. Describe why the particular analyses were used and then why particular measures or methodologies were chosen for each analysis.

Disney's Reasons for the Spin-Off and Merger, page 136

47.   You state on page 137 that the Disney board considered the attractive valuation that Disney stockholders will receive for their interest in the ABC Radio Business, which is superior to and provides more certain value than the alternative structures that were available to Disney." Provide more information regarding the alternative structures and why the Disney board found them less favorable and for what Disney business purpose(s) they were less favorable.

48.   On page 137 you state the board considered "the expectation of smooth integration of Citadel and the ABC Radio Business" and then you later state the board considered as a countervailing factor "the challenges of integrating the ABC Radio Business and Citadel." Please elaborate as to how the Disney board reconciled these two considerations in reaching its decision and what challenges of integration it had contemplated.

Material United States Federal Income Tax Consequences …, page 138

49.   It appears that you intend the tax discussions to be counsel's opinion. If so, please revise to clearly state that this is counsel's opinion and to identify the counsel rendering the opinion. Alternatively, advise us whether you intend to obtain and file long-form tax opinions.

50.   We note your disclosure on pages 140 and 141 that "[a]ssuming the spin-off qualifies as a nonrecognition transaction…" and "[a]ssuming the merger qualifies as a reorganization within the meaning of section 368(a) …." It is inappropriate to assume any legal conclusions underlying the opinions. Instead, counsel must opine on these matters as part of its tax opinion. Please revise the prospectus as necessary to remove statements assuming the tax consequences of the transaction and clearly state whether the spin-off is tax-free under sections 355, 368 and

related provisions, whether the merger is a tax-free reorganization within the meaning of section 368(a) and the resulting tax treatment. If counsel is unable to opine on a particular matter, then it should clearly state in the opinion that it is not able to opine on the particular material tax consequence and why it is not able to opine on this tax consequence. Similarly revise the summary of the material U.S. federal income tax consequences on page two to state in clear, plain language how shareholders will be taxed. Finally, revise the risk factor discussion on pages 26 and 27 to clarify the degree of the uncertainty of the tax consequences.

51.   Your disclosure under "Conditions to the Consummation of the Merger" starting on page 154 indicates that the receipt of the tax opinions and the IRS rulings are conditions that can be waived by the parties. In your response letter, please confirm that you intend to recirculate if there is a material change in tax consequences and the conditions are waived. Please also note our position that the executed tax opinions must still be filed prior to effectiveness, regardless of your undertaking to recirculate.

The Separation Agreement, page 159

Assumption of Liabilities, page 160

52.   We note the third bulleted point, which states that, in addition to liabilities related to ABC Radio Holdings Business, ABC Radio Holdings also will assume liabilities that "are expressly contemplated to be assigned to or retained by ABC Radio Holdings in the separation agreement, merger agreement or any related agreement." Describe how the parties generally will determine what these additional liabilities will be.

Where You Can Find More Information, page 200

53.   Note that the current address of our public reference room is 100 F Street, N.E., Washington, DC 20549. Please revise accordingly.

Financial Statements of ABC Radio Group

1. Description of the Business and Summary of Significant Accounting Policies

Goodwill and FCC Licenses, page F-9

54.   We note that ABC Radio's owned and operated radio stations comprise only 1 reporting unit. Addressing paragraph 30 of SFAS 142 and EITF D-101, tell us how ABC Radio determined that it had only 1 reporting unit for its radio stations considering that it owns 22 stations in 9 different markets.

Exhibits

55.   File the ABC News Production/Distribution Agreement that you mention on page 66 as a material contract or tell us why you believe it does not have to be filed as an exhibit under Item 601 of Regulation S-K.

56.   Please file the remaining exhibits to the Form S-4 as soon as possible. We will need adequate time to review and comment upon them.

Rule 425 filings

57.   Note that all Rule 425 communications filed after the filing date of the Form S-4 must disclose the file number for the Form S-4. See Rule 425(c) of Regulation C. Please include the file number for the Form S-4 in Citadel's future Rule 425 communications. In addition, we remind you that any written communications relating to the proposed transaction must contain the legend required by Rule 165(c)(1).

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Senior Staff Attorney, at (202) 551-3359 or me at (202) 551-3833, with any other questions.

Sincerely,

Michele Anderson
Legal Branch Chief

cc: via facsimile: 212-446-4900
        Andrew Nagel, Esq.
        Kirkland & Ellis LLP